

September 14, 2023

Monish Patolawala
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

> **Re: 3M Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-03285**

Dear Monish Patolawala:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain amounts adjusted for special items - (non-GAAP measures), page 22

1. We note in your Form 10-K for the year ended December 31, 2022, your Form 10-Q for the six months ended June 30, 2023 and your related earnings releases included on Form 8-K that your adjusted operating income/loss reconciliation includes significant adjustments for "Net costs for significant litigation." Please provide us the specific litigation costs included in the non-GAAP measures each period, including the amounts related to settlements, accruals and legal fees and provide additional disclosure of these amounts in future filings. In addition, explain to us and disclose in future filings how each component of the elimination is consistent with the guidance in Question 100.01 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services